March 14, 2019

Todd H. Siegel
Chief Executive Officer
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

       Re: Affinion Group Holdings, Inc.
           Preliminary Information Statement on Form 14C
           Filed March 5, 2019
           File No. 000-55577

Dear Mr. Siegel:

       We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response, we may have additional comments.

Preliminary Information Statement on Form 14C

Action By Written Consent: Approval of Related Party Transactions, page 3

1. You disclose in this section that you have received the required written consents to allow holders of five percent or more of your outstanding common stock to participate in certain related party transactions. Because those related party transactions involve the exchange of existing notes for common stock and warrants, and the issuance of new notes, please revise your preliminary information statement to provide all the disclosure required by
      Items 11 and 12 of Schedule 14A, including the disclosure under Item 13(a) of Schedule
      14A. Refer to Item 1 of Schedule 14C and Note A of Schedule 14A. Alternatively,
      explain why such disclosure is not required in this information statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Todd H. Siegel
Affinion Group Holdings, Inc.
March 14, 2019
Page 2

       Please contact Michael C. Foland, Staff Attorney, at (202) 551-6711 or Matthew
Crispino, Staff Attorney, at (202) 551-3456 with any questions.



                                                          Sincerely,
FirstName LastNameTodd H. Siegel
                                                          Division of
Corporation Finance
Comapany NameAffinion Group Holdings, Inc.
                                                          Office of Information
Technologies
March 14, 2019 Page 2                                     and Services
FirstName LastName